FILED PURSUANT TO RULE 424(B)(5)
FILE NO. 333-13172
333-13624

Prospectus Supplement to Prospectus dated June 14, 2001.

$500,000,000 Republic of Colombia 10.75% Global Bonds due 2013

We will pay interest on the bonds on January 15 and July 15 of each year. The first such payment will be made on July 15, 2003. The bonds will mature on January 15, 2013. The bonds will be issued only in denominations of $1,000 and integral multiples of $1,000. The bonds will not be redeemable prior to maturity and will not be entitled to the benefit of any sinking fund.

The listing agent, on behalf of Colombia, has applied to have the bonds listed on the Luxembourg Stock Exchange.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Bond	Total
Initial public offering price	97.52%	$487,600,000
Underwriting discount	0.40%	$2,000,000
Proceeds, before expenses, to the Republic	97.12%	$485,600,000

The initial public offering price set forth above does not include accrued interest, if any. Interest on the bonds will accrue from December 9, 2002 and must be paid by the purchaser if the bonds are delivered after December 9, 2002.

The Underwriters expect to deliver the bonds in book-entry form only through the facilities of The Depository Trust Company against payment in New York, NY on December 9, 2002.

Joint Lead Managers and Joint Bookrunners

Deutsche Bank Securities	Goldman, Sachs & Co.

Prospectus Supplement dated December 2, 2002.

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, all of which should be read together. Colombia has not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. Colombia is offering to sell the bonds and seeking offers to buy the bonds only in jurisdictions where offers and sales are permitted.

Colombia is furnishing this prospectus supplement and the prospectus solely for use by prospective investors in connection with their consideration of a purchase of the bonds and for Luxembourg listing purposes. Colombia confirms that:

•	the information contained in this prospectus supplement and the accompanying prospectus is true and correct in all material respects and is not misleading;

•	it has not omitted other facts the omission of which makes this prospectus supplement and the accompanying prospectus as a whole misleading; and

•	it accepts responsibility for the information it has provided in this prospectus supplement and the accompanying prospectus.

INCORPORATION BY REFERENCE

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Colombia can disclose important information to you by referring you to those documents. The following documents, which Colombia has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Colombia’s annual report on Form 18-K for the year ended December 31, 2001, filed with the SEC on September 30, 2002;

•	Any amendment on Form 18-K/A to the 2001 annual report filed after the date of this prospectus and prior to the termination of the offering of the bonds; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the bonds.

Later information that Colombia files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Dirección General de Crédito Público
Ministerio de Hacienda y Crédito Público
Carrera 7a, No. 6-45, Piso 8
Bogotá D.C., Colombia
Telephone:    57-1-350-9476
Fax:               57-1-350-6206

You may also obtain copies of documents incorporated by reference, free of charge, at the office of the Luxembourg paying agent and transfer agent specified on the inside back cover of this prospectus supplement.

SUMMARY OF THE OFFERING

This summary highlights information contained elsewhere in this prospectus supplement and the prospectus. It is not complete and may not contain all the information that you should consider before investing in the bonds. You should read the entire prospectus supplement and prospectus carefully.

Issuer	The Republic of Colombia.

Aggregate Principal Amount	U.S. $500,000,000.

Issue Price	97.52% of the principal amount of the bonds, plus accrued interest from December 9, 2002, if any.

Issue Date	December 9, 2002.

Maturity Date	January 15, 2013.

Form of Securities	We will issue the bonds in the form of one or more registered global securities without coupons. We will not issue any bonds in bearer form.

Denominations	We will issue the bonds in denominations of $1,000 and integral multiples of $1,000.

Interest
The bonds will bear interest from December 9, 2002 at the rate of 10.75% per year. We will pay you interest semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2003.

Redemption	We may not redeem the bonds before maturity. At maturity, we will redeem the bonds at par.

Status
The bonds will be direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia. The bonds will rank equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness.

Withholding Tax and Additional Amounts
We will make all payments on the bonds without withholding or deducting any taxes imposed by Colombia, subject to certain specified exceptions. For more information, see “Description of the Securities—Debt Securities—Additional Amounts” on page 4 of the prospectus.

Further Issues
Colombia may, without your consent, create and issue additional debt securities having the same terms and conditions as the bonds (or the same except for the amount of the first interest payment). Colombia may consolidate the additional debt securities to form a single series with the outstanding bonds.

Listing	Application has been made to list the bonds on the Luxembourg Stock Exchange.

Governing Law	New York. The laws of Colombia will govern all matters relating to authorization and execution by Colombia.

USE OF PROCEEDS

The net proceeds of the sale of the bonds will be approximately $485,430,000 after deduction of underwriting discounts and of certain expenses payable by Colombia estimated at $170,000. Colombia will use the proceeds for the general budgetary purposes of the Government of Colombia including, but not limited to, the refinancing, repurchase or retirement of external indebtedness.

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia corresponding to the headings below that is included in Colombia’s Annual Report on Form 18-K, which is incorporated into this prospectus supplement by reference. To the extent that the information in this section differs from the information contained in Colombia’s Form 18-K, you should rely on the information in this section.

Republic of Colombia

Colombia’s ratio of debt to gross domestic product (“GDP”) increased from 39.0% in 1999 to 45.1% in 2000 and to 47.7% in 2001. It is expected to exceed 50% in 2002. Although the Government has passed legislation, and proposed additional legislation, to reduce Government expenditures, the debt to GDP ratio is expected to continue to increase due to slowing economic growth and the current level of Government spending.

On November 16, 2002, President Uribe’s administration announced its intention to propose to Congress a four-year national development plan entitled “Hacia un Estado Comunitario” (Towards a Communitarian State). The proposed plan, which is currently in draft form and subject to change, seeks to increase annual real GDP growth and reduce the unemployment rate and the public sector deficit. The proposed plan calls for total expenditures of Ps. 108 trillion, Ps. 65.7 trillion of which would be spent on social programs, including an education initiative which seeks to integrate 1.5 million new students into the school system. Of the remainder, Ps. 27.6 trillion would be spent on infrastructure improvements and Ps. 3.2 trillion would be spent to buy equipment for the armed forces. Moreover, as part of its goal to reduce the fiscal deficit and modernize the State, the plan calls for the Government to trim the public workforce by an estimated 40,000 employees. The Government’s development plan has not yet been submitted to Congress and no assurances can be given that it will be adopted in the form proposed by the Government, if at all, or that it will achieve its stated objectives.

No assurances can be given that the Government will achieve the desired increase in GDP growth or that it will meet the goals set by the development plan without incurring additional indebtedness, each of which could result in an even higher ratio of debt to GDP.

Internal Security

Due to continued attacks by rebel groups against the Colombian population, the Government extended the State of Emergency declared on August 10, 2002 for an additional 90 days, beginning on November 9, 2002. The Government may extend the State of Emergency for a second 90- day period, but only after Senate approval.

On November 29, 2002, leaders of the paramilitary group, Autodefensas Unidas de Colombia (Colombian United Self-Defense Group (“AUC”)) announced a unilateral cease-fire beginning on December 1, 2002. AUC expressed a desire to enter into peace negotiations with the Government and international authorities, and announced that it would release to UNICEF all child combatants. Government officials have also met with leaders of the guerilla group, Ejército de Liberación Nacional (National Liberation Army, or “ELN”), to discuss a possible cease-fire. Peace talks with the ELN were suspended in May 2002. The Government has stated that it will not begin peace talks with any of Colombia’s armed rebel groups unless a unilateral cease-fire is declared.

Economy

Gross Domestic Product

According to preliminary figures, in the second quarter of 2002 Colombia’s GDP increased by 2.2% in real terms as compared to a 1.8% increase in real terms in the second quarter of 2001. The sectors of the economy that experienced the largest increases in real growth during the second quarter of 2002 were: building and construction, which grew by 20.8% (the construction sector as a whole grew by 8.7%); agriculture, livestock, fishing, forestry and hunting, which grew by 5.4%; financial services, which grew by 4.7%; transportation, which grew by 3.3%; social services, which grew by 2.9%; and electricity, gas and water, which grew by 2.5%. Two sectors experienced negative real growth in same period: mining, which contracted by 7.8%; and retail, restaurants and hotels, which contracted by 0.2%.

According to preliminary figures, in the third quarter of 2002, Colombia’s GDP increased by 1.9% in real terms as compared to a 0.8% increase in real terms in the third quarter of 2001. The sectors of the economy that experienced the largest increases in real growth during the third quarter of 2002 were: building and construction, which grew by 18.9% (the construction sector as a whole grew by 6.3%); electricity, gas and water, which grew by 3.2%; and transportation, which grew by 2.8%. Two sectors experienced negative real growth in the same period: financial services, which contracted by 11.0%, and mining, which contracted by 10.0%.

The Government’s current projection for real GDP growth in 2002 is approximately 1.6%. This and other assumptions underlying the budget, while believed by the Government to have been reasonable when made, are subject to revision, and no assurance can be given that these projections will be reached.

Employment and Labor

The following table presents monthly average rates of unemployment in urban areas for January-October 2002, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the 13 Largest Urban Areas(1)

2002
January	20.4%
February	18.8
March	17.7
April	18.3
May	17.5
June	18.0
July	18.3
August	18.1
September	17.2

1:	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of Payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account deficit for the first half of 2002 was $828 million, as compared to a $1,025 million deficit for the first half of 2001. The capital account surplus for the first half of 2002 was $491 million as compared to a $1,520 million surplus for the first half of 2001. This difference is primarily attributable to a decrease in net portfolio investment. See “Foreign Trade and Balance of Payments—Foreign Investment.”

The following table presents preliminary balance of payments figures for 2001, the first half of 2001 and the first half of 2002.

Balance of Payments(1)

	Jan-Dec 2001(2)	Jan-June 2001(2)	Jan-June 2002(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	$3,285	$1,687	$1,548
Coffee	764	369	360
Coal	1,179	646	532
Nickel	235	132	117
Gold and emeralds(3)	144	75	76
Nontraditional(4)	6,613	3,154	3,200

Total Exports	12,220	6,062	5,833
Imports (FOB)
Consumer Goods	2,296	1,101	1,160
Intermediate Goods	5,290	2,704	2,546
Capital Goods	4,240	2,233	1,861

Total Imports (FOB)	11,826	6,037	5,567
Special Trade Operations (Net)(5)	117	48	25
Trade Balance	510	73	290
Services (Net)(6)
Inflow	2,194	1,051	859
Outflow	3,577	1,700	1,564

	(1,383)	(649)	(705)
Income (Net)(7)
Inflow	762	405	311
Outflow	3,512	1,862	1,672

	(2,750)	(1,458)	(1,361)
Transfers (Net)	2,085	1,009	948

Total Current Account	(1,538)	(1,025)	(828)
Capital Account
Foreign Direct Investment (Net)(8)	2,386	1,393	1,247
Portfolio Investment (Net)(9)	(120)	600	(351)
Loans (Net)(10)	366	(546)	(405)
Commercial Credits (Net)	122	142	115
Leasing (Net)(10)	(169)	(59)	(123)
Other (Net)(10)	46	(6)	7
Other Long Term Financing	(35)	(5)	0
Special Capital Flows (Net)(11)	0	0	0
Total Capital Account	2,594	1,520	491
Errors and Omissions	162	(107)	675

Change in Gross International Reserves	$1,218	$388	$364

Totals may differ due to rounding.
1:	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
2:	Preliminary.
3:	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
4:	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
5:	Principally goods acquired by ships in ports and foreign trade in free trade zones.
6:
Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services as well as commissions paid by the public and private sector on financial services relating to managing external debt.

7:
Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

8:	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
9:	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
10:	Includes long-term and short-term flows.
11:	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.
Source: Banco de la República — Economic Studies.

Foreign Investment

According to preliminary figures, net foreign investment (consisting of direct and portfolio investment) decreased by 55.0%, from $1,993 million in the first half of 2001 to $896 million in the first half of 2002. Net portfolio investment decreased by 158.5%, from an inflow of $600 million in the first half of 2001 to an outflow of $351 million in the same period of 2002. The decreases in net foreign investment and net portfolio investment can be attributed to the low exchange rate of the peso against the dollar in the first quarter of 2002 and to the low interest rates on short-term deposits abroad which prompted local investors to prepay external debt and reallocate their investments. Net foreign direct investment decreased by 10.5%, from $1,393 million in the first half of 2001 to $1,247 million in the same period of 2002, due to a reduction in foreign capital inflows to the industrial, financial and communications sectors.

Monetary System

Financial Sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 49.5 trillion at September 30, 2002, as compared to Ps. 48.1 trillion at December 31, 2001 and Ps. 47.9 trillion at December 31, 2000. Past-due loans amounted to Ps. 4.7 trillion at September 30, 2002, consistent with the same amount of Ps. 4.7 trillion at December 31, 2001 and as compared to Ps. 5.3 trillion at December 31, 2000. As a percentage of total loans, past-due loans fell from 11.1% at December 31, 2000 to 9.8% at December 31, 2001 and further decreased to 9.6% at September 30, 2002. The provisions covering past-due loans increased from 55.9% at December 31, 2000 to 73.9% at December 31, 2001 and to 79.6% at September 30, 2002.

The following table shows the results of the financial sector as of, and for the nine-month period ended September 30, 2002.

Selected Financial Sector Indicators
(in millions of pesos as of, and for the eight months ended, September 30, 2002)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions	Ps. 70,176,601	Ps. 61,988,229	Ps. 8,188,372	Ps. 560,254
Cooperatives	58,048	52,641	5,407	168
State-Owned Institutions(1)	35,843,305	28,464,390	7,378,915	604,867

Total	Ps. 106,077,954	Ps. 90,505,260	Ps. 15,572,694	Ps. 1,165,289

Totals may differ due to rounding.
1:	Includes Special Financing Institutions.
Source: Superintendency of Banks.

Interest Rates and Inflation

Preliminary 2002 data indicates that the average short-term composite reference rate (depósitos a término fijo, or “DTF”) was 7.9% in October 2002, as compared to 11.4% in December 2001 and 11.4% in October 2001.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for the twelve months ended October 31, 2002 was 6.4%, as compared to 8.0% for the twelve months ended October 31, 2001 and 7.7% for the twelve months ended December 31, 2001.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for the twelve months ended October 31, 2002 was 8.9%, as compared to 7.6% for the twelve months ended October 31, 2001 and 6.9% for the twelve months ended December 31, 2001.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for January 2002 through October 2002.

Inflation and Interest Rates in 2002

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2002
January	7.4	5.5	11.2
February	6.7	4.0	10.8
March	5.9	3.5	10.6
April	5.7	2.5	10.0
May	5.8	2.3	9.1
June	6.3	2.9	8.4
July	6.2	3.8	7.9
August	6.0	4.8	7.9
September	6.0	6.8	7.9
October	6.4	8.9	7.9

1:	Percentage change over the previous twelve months at the end of each month indicated.
2:	Average for each month of the short-term composite reference rate (depósitos a término fijo or “DTF”), as calculated by the Superintendency of Banks.
Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates.    On November 27, 2002, the Representative Market Rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,735.04 = $1.00, as compared to Ps. 2,291.18 = $1.00 at December 31, 2001. Nominal average devaluation of the peso in 2002 through November 27, 2002 was 19.4%, as compared to 10.2% in 2001. Real average devaluation of the peso in 2002 through November 27, 2002 was 10.0%, as compared to 2.5% in 2001.

International Reserves.    Net international reserves increased from $10.2 billion at December 31, 2001 to $10.7 billion at October 31, 2002.

Public Sector Finances

General

The 2003 budget has not yet been approved by Congress. According to figures released by the National Fiscal Policy Council (CONFIS) in November 2002, the revised 2002 budget projections are as follows:

Principal Public Finances Statistics(1)
(% of GDP)

	2001(1)	2002(2)
Nonfinancial Public Sector Balance	(3.8)%	(4.4)%
Central Government	(5.7)	(6.5)
Other Public Sector Entities	1.9	2.1
Statistical Discrepancies	0.0	0.0
Central Bank Balance	0.7	0.6
Fogafín Balance	0.2	0.2
Financial Sector Restructuring Costs	(0.7)	(0.5)
Consolidated Public Sector Balance	(3.2)	(4.0)

Totals	may differ due to rounding.
1:	Figures for 2001 correspond to the Cierre Fiscal 2001 released by CONFIS (Documento Asesores 04/2002), published on March 26, 2002.
2:
Figures for 2002 correspond to the Revision Plan Financiero released by CONFIS (Documento Asesores 12/2002), which contains revisions to the official projections for public finances as of November 7, 2002.

The following table shows the revised 2002 principal budget assumptions as of November 7, 2002:

Revised Principal 2002 Budget Assumptions

2002 Budget Assumptions as of Nov. 7, 2002(1)
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.203,475
Real GDP Growth	1.60%
Domestic Inflation (producer price index)(2)	5.76%
Real Devaluation (average)	1.65%
Interest Rates
Prime (United States)	4.63%
LIBOR (six month)	2.08%
Export Prices
Coffee (ex-dock) ($/lb.)	0.69
Oil ($/barrel) (Cuisana)	25.0
Ferronickel ($/lb.)	1.3
Gold ($/Troy oz.)	318.8

1:	Figures correspond to the Revision Plan Financiero released by CONFIS (Documento Asesores 12/2002), which contains revisions to the official projections for public finances as of November 7, 2002.
2:	End of period. Calculated using a projected change in the producer price index.
Source: CONFIS—Ministry of Finance.

Public Sector Accounts

The Government has revised its 2002 Central Government deficit target to 6.5% of GDP, from the 4.8% target included in its existing agreement with the International Monetary Fund (“IMF”). Preliminary figures indicate that the Central Government deficit for the first eight months of 2002 totaled Ps. 7.25 trillion, a 71.8% increase as compared to the Ps. 4.22 trillion deficit registered in the same period of 2001. Central Government income increased by 2.9%, from Ps. 18.94 trillion for the first eight months of 2001 to Ps. 19.49 trillion in the same period of 2002. Central Government expenses increased by 15.5%, from Ps. 23.16 trillion in the first eight months of 2001 to Ps. 26.74 trillion in the first eight months of 2002, primarily due to a larger issuance of pension bonds than projected, as well as pension payments of approximately Ps. 360 billion that were not included in the 2002 budget.

The public sector deficit figures presented in this section do not include certain contingent liabilities of the public sector, including certain guarantees and indemnities given by public sector agencies to joint venture partners.

2002-2004 IMF Program

Colombia has announced that it will present a letter of intent to the International Monetary Fund (“IMF”) requesting to enter into a new two-year macroeconomic program supported by an Extended Fund Facility, which may be used to support imbalances in Colombia’s external accounts. If the IMF approves the letter of intent, the new agreement will take effect on December 20, 2002.

Proposed Reforms

The Government is committed to a sustained reduction of the fiscal deficit and to that end Congress is currently debating several proposals for new legislation:

Pension Reform:    This bill includes proposals to modify the official retirement age and increase payroll taxes in order to reduce the rate of growth of pension expenditures.

Tax Reform:    The Government expects to increase its revenues and reduce its fiscal deficit through this reform, which seeks to increase Central Government revenues by Ps. 2.6 trillion in 2003 and by Ps. 10.6 trillion over the next four years.

Labor Reform:    This bill, if enacted, would legislate changes to the hiring process and modify the laws regarding work hours and overtime pay.

Constitutional Referendum:    On November 19, 2002, the House of Representatives approved a proposed referendum, which would submit eighteen issues to a vote of the Colombian population. Some of the economic measures proposed would freeze wages of high-ranking civil servants for a four-year period and limit the pensions of former Presidents of the Republic and other high-ranking officials. The legislation is currently under debate in the Senate and, if it is approved by the Senate and signed by the President, will be voted upon in a national referendum in 2003.

No assurances can be given that any of this legislation will be adopted, or that it will be adopted in the form proposed by the Government.

Public Sector Debt

General

Colombia’s ratio of debt to GDP increased from 39.0% in 1999 to 45.1% in 2000 and to 47.7% in 2001. It is expected to exceed 50% in 2002. Although the Government has passed legislation, and proposed additional legislation, to reduce Government expenditures, the debt to GDP ratio is expected to continue to increase due to slowing economic growth and the current level of Government spending.

Public Sector Internal Debt

Total direct internal debt of the Central Government is estimated at $20,669 million (Ps. 58,453,564 million) at September 30, 2002. The following table shows the direct internal funded debt of the Central Government at September 30, 2002 by type:

Central Government: Internal Public Funded Debt – Direct Funded Debt(1)

At Sept. 30, 2002
(in millios of pesos)
Treasury Bonds	Ps. 40,468,388
Pension Bonds(2)	6,018,953
Fogafin Bonds	3,888,824
Law 546 Bonds(3)	2,289,151
TRD	1,249,646
Peace Bonds	1,237,730
Constant Value Bonds(2)	1,321,243
Banco Agrario	1,235,790
Others(4)	702,064
Security Bonds	41,775

Total	Ps. 58,453,564

Total may differ due to rounding.
1: Debt with an original maturity of one year or more.
2: As of January 1, 2002, Pension Bonds and Constant Value Bonds are included in the calculation of internal public funded direct debt.
3: Includes Law 546 and debt reduction bonds.
4: Includes other assumed debt.
Source: Debt Registry Office–General Directorate of Public Credit–Ministry of Finance.

On November 22, 2002, the Government announced new auctions of its treasury bonds, known as Titulos de Tesorería (“TES”). The Government will auction a total of Ps. 50,000 million TES with maturities of one, two and three years during the remainder of 2002. Auctions of TES, which are normally held on a bi-weekly basis, were suspended in August 2002 due to high interest rates.

Public Sector External Debt

The following tables show the total external funded debt of the public sector by type and by creditor at September 30, 2002.

Public Sector External Funded Debt by Type(1)

At Sept. 30, 2002
(in millions of dollars)
Central Government	$17,852
Public Entities(2)
Guaranteed	2,878
Non-Guaranteed	1,440

Total External Funded Debt	$22,170

Total may differ due to rounding.
1: Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates September 30, 2002.
2: Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.
Source: Debt Registry Office–Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

At Sept. 30, 2002
(in millions of dollars)
Multilaterals	$7,312
IDB	3,789
World Bank	2,160
Others	1,363
Commercial Banks	2,718
Export Credit Institutions	680
Bonds	10,923
Foreign Governments	315
Suppliers	222

Total	$22,170

Total	may differ due to rounding.
1:
Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at September 30, 2002. Excludes debt with resident financial institutions.

Source: Debt Registry Office – Ministry of Finance.

Since September 30, 2002 the Central Government has not issued any new external bonds.

DESCRIPTION OF THE BONDS

This prospectus supplement describes the terms of the bonds in greater detail than the prospectus and may provide information that differs from the prospectus. If the information in this prospectus supplement differs from the prospectus, you should rely on the information in this prospectus supplement.

Colombia will issue the bonds under the fiscal agency agreement, dated as of September 28, 1994, between Colombia and JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as fiscal agent. The information contained in this section and in the prospectus summarizes some of the terms of the bonds and the fiscal agency agreement. Because this is a summary, it does not contain all of the information that may be important to you as a potential investor in the bonds. Therefore, you should read the fiscal agency agreement and the form of the bonds in making your investment decision. Colombia has filed or will file copies of these documents with the Securities and Exchange Commission and will also file copies of these documents at the offices of the fiscal agent and the paying agents.

General Terms of the Bonds

The bonds will:

•	be issued in an aggregate principal amount of $500,000,000;

•	mature at par on January 15, 2013;

•	be issued in denominations of $1,000 and integral multiples of $1,000;

•	bear interest at 10.75% per year, accruing from December 9, 2002;

•	pay interest in U.S. dollars on January 15 and July 15 of each year, commencing on July 15, 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months;

•	pay interest to persons in whose names the bonds are registered at the close of business on January 1 or July 1, as the case may be, preceding each payment date;

•	constitute direct, general, unconditional, unsecured and unsubordinated external indebtedness of Colombia backed by the full faith and credit of Colombia;

•	be equal in right of payment with all of Colombia’s present and future unsecured and unsubordinated external indebtedness;

•	be represented by one or more global securities in fully registered form only, without coupons;

•
be registered in the name of a nominee of The Depository Trust Company, known as DTC, and recorded on, and transferred through, the records maintained by DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V., as operator of the Euroclear System plc (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”);

•	be available in definitive, certificated form only under certain limited circumstances;

•	not be redeemable before maturity and not be entitled to the benefit of any sinking fund.

Payment of Principal and Interest

Colombia will make payments of principal of and interest on the bonds represented by global securities by wire transfer of U.S. dollars to DTC or to its nominee as the registered owner of the bonds, which will receive the funds for distribution to the holders. Colombia has been informed by DTC that the holders will be paid in accordance with the procedures of DTC and its participants. Neither Colombia nor the paying agent shall have any responsibility or liability for any of the records of, or payments made by, DTC or its nominee.

If the bonds are issued in definitive, certificated form, Colombia will make its interest and principal payments to you, if you are the person in whose name the certificated bonds are registered, by wire transfer if:

•	you own at least $1,000,000 aggregate principal amount of the bonds; and

•
not less than 15 days before the payment date, you notify the fiscal agent or any paying agent of your election to receive payment by wire transfer and provide it with your bank account information and wire transfer instructions;

OR

•	Colombia is making such payments at maturity; and

•	you surrender the certificated bonds at the corporate trust office of the fiscal agent or at the offices of the other paying agents that Colombia appoints pursuant to the fiscal agency agreement.

If Colombia does not pay interest by wire transfer for any reason, it will, subject to applicable laws and regulations, mail a check on or before the due date for the payment. The check will be mailed to you at your address as it appears on the security register maintained by the fiscal agent on the applicable record date. If you hold your bonds through DTC, the check will be mailed to DTC, as the registered owner.

If any date for an interest or principal payment is a day on which the law (or an executive order) at the place of payment permits or requires banking institutions to close, Colombia will make the payment on the next following banking day at such place. Colombia will treat those payments as if they were made on the due date, and no interest on the bonds will accrue as a result of the delay in payment.

Paying Agents and Transfer Agents

Until the bonds are paid, Colombia will maintain a paying agent in The City of New York. Colombia has initially appointed JPMorgan Chase Bank to serve as its paying agent. In addition, Colombia will maintain a paying agent and a transfer agent in Luxembourg where bonds can be presented for transfer or exchange for so long as any of the bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange require. Colombia has initially appointed J.P. Morgan Bank Luxembourg S.A. to serve as its Luxembourg paying agent and transfer agent. You can contact the paying agents and transfer agents at the addresses listed on the inside back cover of this prospectus supplement.

Further Issues

Colombia may, without your consent, create and issue additional debt securities having the same terms and conditions as the bonds (or the same except for the amount of the first interest payment).

Colombia may consolidate the additional debt securities to form a single series with the outstanding bonds.

Notices

Colombia will mail any notices to the holders of the bonds at the addresses appearing in the security register maintained by the fiscal agent. Colombia will consider a notice to be given at the time it is mailed. So long as the bonds are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, Colombia will also publish notices to the holders in a leading newspaper having general circulation in Luxembourg. Colombia expects that it will initially make such publication in the Luxemburger Wort. If publication in a leading newspaper in Luxembourg is not practicable, Colombia will give notices in another way consistent with the rules of the Luxembourg Stock Exchange.

Registration and Book-Entry System

Colombia will issue the bonds in the form of one or more fully registered global securities, registered in the name of a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will hold your beneficial interests in a global security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of bonds.

If you wish to purchase bonds under the DTC system, you must either be a direct participant in DTC or make your purchase through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations which have accounts with DTC. Euroclear and Clearstream, Luxembourg participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants. The SEC has on file a set of the rules applicable to DTC and its participants.

You may hold your beneficial interest in a global security through Euroclear or Clearstream, Luxembourg, or indirectly through organizations that are participants in these systems. Euroclear and Clearstream, Luxembourg will hold their participants’ beneficial interests in a global security in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream, Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC. Euroclear’s or Clearstream, Luxembourg’s ability to take actions as a holder under the bonds or the fiscal agency agreement will be limited by the ability of their respective depositaries to carry out actions for them through DTC.

In sum, you may elect to hold your beneficial interests in the global security:

•	in the United States, through DTC;

•	in Europe, through Euroclear or Clearstream, Luxembourg, which in turn will hold their interests through DTC; or

•	through organizations that participate in any of these systems.

Certificated Bonds

Colombia will issue bonds in certificated form in exchange for a global security only if:

•
DTC is unwilling or unable to continue to act as depositary or is ineligible to act as depositary, and Colombia does not appoint a successor depositary within 90 days after DTC notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia determines (consistent with the rules of the Luxembourg Stock Exchange) not to have any of the bonds represented by a global security.

We describe the certificated bonds, and the procedures for transfer, exchange and replacement of certificated bonds, in the prospectus.

TAXATION

The following supplements the discussion under “Taxation” on pages 11 to 12 of the accompanying prospectus, which is incorporated by reference in this prospectus supplement.

Colombian Taxation

Under current Colombian law, payments of principal of and interest on the bonds are not subject to Colombian income or withholding tax, provided that the holder of the bonds is not a Colombian resident and is not domiciled in Colombia. In addition, gains realized on the sale or other disposition of the bonds will not be subject to Colombian income or withholding tax, provided that the holder of the bonds is not a Colombian resident and is not domiciled in Colombia. There are no Colombian transfer, inheritance, gift or succession taxes applicable to the bonds.

UNDERWRITING

Colombia and the underwriters for the offering (the “Underwriters”) named below have entered into an underwriting agreement dated as of December 2, 2002 with respect to the bonds. Subject to certain conditions, each Underwriter has severally agreed to purchase, and Colombia has agreed to sell to each of them, the principal amount of bonds indicated in the following table.

Underwriter	Principal Amount of Bonds
Deutsche Bank Securities Inc.	$250,000,000
Goldman, Sachs & Co.	250,000,000

Total	$500,000,000

The Underwriters are committed to take and pay for all of the bonds being offered, if any are taken.

It is expected that delivery of the bonds will be made, against payment for the bonds, on or about December 9, 2002, which will be the fifth business day following the date of pricing of the bonds. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the bonds, who wish to trade the bonds on the date of this prospectus supplement or the next succeeding business day, will be required, because the bonds initially will settle within five business days (T+5), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade on the date of this prospectus supplement or the next succeeding business day should consult their own legal advisors.

Bonds sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any bonds sold by the Underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.25% of the principal amount of bonds. Any such securities dealers may resell any bonds purchased from the Underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.125% of the principal amount of the bonds. If all the bonds are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

The Underwriters are relying on an exemption granted by the SEC from Rule 101 of Regulation M under the Exchange Act with respect to the trading activities of the Underwriters and certain of their affiliates in connection with the offering.

Although Colombia has applied to list the bonds on the Luxembourg Stock Exchange, these bonds are a new issue of securities with no established trading market. Colombia has been advised by the Underwriters that the Underwriters intend to make a market in the bonds but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the bonds.

In connection with the offering, the Underwriters may purchase and sell bonds in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of bonds than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the bonds while the offering is in progress.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased bonds sold by or for the account of such Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the bonds. As a result, the price of the bonds may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Colombia estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $170,000.

The Underwriters and their affiliates may engage in transactions with and perform services for Colombia. These transactions and services are carried out in the ordinary course of business.

The bonds are being offered for sale in jurisdictions in the United States, Europe and Asia where it is legal to make such offers. The Underwriters have agreed that they will not offer or sell the bonds, or distribute or publish any document or information relating to the bonds, in any place without complying with the applicable laws and regulations of that place. If you receive this prospectus supplement and the prospectus, then you must comply with the applicable laws and regulations of the place where you (a) purchase, offer, sell or deliver the bonds or (b) possess, distribute or publish any offering material relating to the bonds. Your compliance with these laws and regulations will be at your own expense.

Each Underwriter has specifically agreed to act as follows in each of the following places:

•
United Kingdom.    Each Underwriter has severally represented and agreed that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 of Great Britain with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

•
The Netherlands.    The bonds may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus supplement nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

•
Singapore.    This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each of the Underwriters has agreed that this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the bonds may not be circulated or distributed, nor may the bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001 of Singapore (the “SFA”), (ii) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The terms relating to non-U.S. offerings that appear under “Plan of Distribution” in the prospectus do not apply to the offer and sale of the bonds under this prospectus supplement.

Colombia has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

GENERAL INFORMATION

Authorization

The creation and issue of the bonds have been authorized pursuant to: Law 533 of 1999, the surviving portions of Law 185 of 1995, Law 80 of 1993, Decree 2681 of 1993, Acts of the meetings held on May 31, 2001, June 13, 2002 and June 20, 2002 by the Interparliamentary Commission of Public Credit, External Resolution No. 3 of May 25, 2001 and External Resolution No. 2 of June 7, 2002 of the Board of Governors of the Central Bank of Colombia, Resolution No. 2526 of November 27, 2002 of the Ministry of Finance and Public Credit, CONPES 3156 MINHACIENDA, DNP: DIFP, dated March 5, 2002 and CONPES 3176 MINHACIENDA, DNP: DIFP, dated July 15, 2002.

We will provide for inspection copies of our registration statement, the fiscal agency agreement and the underwriting agreement at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday for so long as the bonds are listed on the Luxembourg Stock Exchange. In addition, for so long as the bonds are outstanding or listed on the Luxembourg Stock Exchange, we will make available copies of Colombia’s annual reports for each year in English (as and when available) at the offices of the Luxembourg paying agent and transfer agent during normal business hours on any weekday. We will also make available, free of charge, copies of the documents incorporated by reference in this prospectus supplement or the prospectus at the offices of the Luxembourg paying agent and transfer agent.

Colombia has obtained, or will obtain before the issue date, all other consents and authorizations that are necessary under Colombian law for (1) the issuance of the bonds and (2) Colombia’s performance of its obligations under the bonds and the fiscal agency agreement.

Litigation

Colombia is not involved in any litigation or arbitration proceedings relating to claims or amounts that are material in the context of the issue of the bonds. Colombia is not aware of any such litigation or arbitration proceedings that are pending or threatened.

Clearing

We have applied to have the bonds accepted into DTC’s book-entry settlement system. Euroclear and Clearstream, Luxembourg have accepted the bonds for clearance through their clearance systems. The securities codes are:

CUSIP	ISIN	Common Code
195325BA2	US195325BA29	015947543

Validity of the Bonds

The validity of the bonds will be passed upon for Colombia by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit of the Ministry of Finance and Public Credit of the Republic of Colombia, and by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, United States counsel to Colombia.

The validity of the bonds will be passed upon for the Underwriters by Sullivan & Cromwell, 125 Broad Street, New York, New York 10004, United States counsel to the Underwriters, and by Brigard & Urrutia, Calle 70 No. 4-60, Bogotá D.C., Colombia, Colombian counsel to the Underwriters.

As to all matters of Colombian law, Cleary, Gottlieb, Steen & Hamilton may assume the correctness of the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit, and Sullivan & Cromwell may assume the correctness of that opinion and the opinion of Brigard & Urrutia.

As to all matters of United States law, the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit may assume the correctness of the opinion of Cleary, Gottlieb, Steen & Hamilton, and Brigard & Urrutia may assume the correctness of the opinion of Sullivan & Cromwell. All statements with respect to matters of Colombian law in this prospectus supplement and the prospectus have been passed upon by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit and Brigard & Urrutia and are made upon their authority.

Authorized Representative

The authorized representative of Colombia in the United States of America is Jaime Buenahora Febres-Cordero, Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017.

PROSPECTUS

Republic of Colombia

Debt Securities
Warrants

Colombia may from time to time offer debt securities or warrants in amounts, at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. Colombia may sell securities having an aggregate initial offering price of up to $3,891,330,700 in the United States.

The securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The securities will rank equally in right of payment with all other unsecured and unsubordinated external indebtedness of Colombia and will be backed by the full faith and credit of Colombia.

Colombia may sell the securities directly, through agents designated from time to time or through underwriters.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to make offers or sales of securities unless accompanied by a supplement. You should read this prospectus and the supplements carefully. You should not assume that the information in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is June 14, 2001.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Colombia filed with the SEC under a “shelf” registration process. Under this shelf process, Colombia may sell, from time to time, any of the debt securities or warrants described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $3,891,330,700. This prospectus provides you with a general description of the debt securities and warrants Colombia may offer under this shelf process. Each time Colombia sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about Colombia, if necessary, and specific information about the terms of that offering.

Any information contained in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.

FORWARD-LOOKING STATEMENTS

The following documents relating to Colombia’s debt securities or warrants may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Statements that are not historical facts, including statements about Colombia’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and Colombia undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. Colombia cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•
Adverse external factors, such as high international interest rates, low oil prices and recession or low growth in Colombia’s trading partners. High international interest rates could increase Colombia’s current account deficit and budgetary expenditures. Low oil prices could decrease the Government’s revenues and could also negatively affect the current account deficit. Recession or low growth in Colombia’s trading partners could lead to fewer exports from Colombia and, therefore, lower growth in Colombia.

•
Adverse domestic factors, such as declines in foreign direct and portfolio investment, domestic inflation, high domestic interest rates, exchange rate volatility, political uncertainty and continuing insurgency in certain regions. Each of these could lead to lower growth in Colombia and lower international reserves.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Colombia will use the net proceeds from the sale of the securities for general budgetary purposes.

DESCRIPTION OF THE SECURITIES

This prospectus provides you with a general description of the securities that Colombia may offer. Each time Colombia sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement.

Debt Securities

Colombia will issue the debt securities under a fiscal agency agreement between Colombia and a bank or trust company, as fiscal agent. Whenever Colombia issues a series of debt securities, it will attach the fiscal agency agreement that the securities are issued under as an exhibit to the registration statement of which this prospectus forms a part. The name of the fiscal agent will be set forth in the applicable prospectus supplement.

The following description is a summary of the material provisions of the debt securities and the fiscal agency agreement. Given that it is only a summary, the description may not contain all of the information that is important to you as a potential investor in these debt securities. Therefore, you should read the fiscal agency agreement and the form of the debt securities in making your decision on whether to invest in the debt securities. Colombia has filed a copy of these documents with the SEC and will also file copies of these documents at the office of the fiscal agent.

General Terms

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•
if the debt securities bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for these interest payment dates;

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Colombia to redeem the debt securities at its option;

•	any provisions that entitle you to early repayment at your option;

•	the currency or currencies that you may use to purchase the debt securities and that Colombia may use to pay principal, any premium and interest;

•	the form of debt security—global or certificated and registered or bearer;

•	the authorized denominations;

•	any index Colombia will use to determine the amount of principal, any premium and interest payment; and

•	any other terms of the debt securities that do not conflict with the provisions of the fiscal agency agreement.

Colombia may issue debt securities in exchange for other debt securities or which are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security to which it will be exchangeable or converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

        Colombia may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Colombia will describe the United States federal income tax consequences and any other relevant considerations in the applicable prospectus supplement for any issuance of debt securities.

Nature of Obligation

The debt securities will be general, direct, unconditional, unsecured and unsubordinated external indebtedness of Colombia. The debt securities will rank equally in right of payment among themselves and with all other unsecured and unsubordinated external indebtedness of Colombia. Colombia has pledged its full faith and credit for the payment when due of all amounts on the debt securities.

Form and Denomination

Unless otherwise provided in the prospectus supplement for an offering, Colombia will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Payment of Principal and Interest

Colombia will make payments on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner or bearer of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Colombia will make payments on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Colombia will make payments of interest by check mailed to the registered holders of the debt securities at their registered addresses.

Any money that Colombia pays to the fiscal agent for payment on any debt security that remains unclaimed for two years will be returned to Colombia. Afterwards, the holder of such debt security may look only to Colombia for payment. Claims against Colombia for the payment of principal, interest or other amounts will become void unless made within five years after the date on which the payment first became due, or a shorter period if provided by law.

Additional Amounts

Colombia will make all principal and interest payments on the debt securities without deducting or withholding any present or future Colombian taxes, unless the deduction or withholding is required by law. In the event that Colombia is required to make any such deductions, it will pay the holders the additional amounts required to ensure that they receive the same amount as they would have received without this withholding or deduction.

Colombia will not, however, pay any additional amounts in connection with any tax, assessment or other governmental charge that is imposed due to any of the following:

•	the holder or beneficial owner has some connection with Colombia other than merely holding the debt security or receiving principal and interest payments on the debt security;

•
the holder or beneficial owner fails to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Colombia of the holder or beneficial owner, if compliance is required by Colombia as a precondition to exemption from the deduction; or

•	the holder does not present (where presentment is required) its debt security within 30 days after Colombia makes a payment of principal or interest available.

Redemption and Repurchase

Unless otherwise provided in the prospectus supplement for an offering, the debt securities will not be redeemable prior to maturity at the option of Colombia or repayable before maturity at the option of the holders. Nevertheless, Colombia may at any time purchase the debt securities and hold or resell them or surrender them to the fiscal agent for cancellation.

Negative Pledge

Colombia has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any lien (i.e., a lien, pledge,

mortgage, security interest, deed of trust or charge) on its present or future revenues, properties or assets to secure its public external indebtedness, unless the debt securities are secured equally and ratably. As used in this prospectus, “public external indebtedness” means:

•
all actual and contingent obligations of Colombia for borrowed money or for the repayment of which Colombia is responsible that are payable, or at the option of the holder may be payable, in any currency other than Colombian currency; and

•
that are in the form of bonds, debentures, notes or other securities that are or were intended by Colombia to be quoted, listed or traded on any securities exchange, automated trading system, over-the-counter or other securities market, including securities eligible for resale pursuant to Rule 144A under the Securities Act of 1933.

However, up to $14.768 billion of securities issued by Colombia in exchange for debt of Colombia and Colombian public sector entities will not be considered public external indebtedness.

Nevertheless, Colombia may create or permit to exist:

•	liens on any asset or property, and related revenues, to secure indebtedness borrowed for the purpose of financing the acquisition, development or construction of that asset or property;

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing;

•	liens on any asset or property, and related revenues, existing at the time of the acquisition of that asset or property; and

•	any renewal or extension of the above liens that is limited to the same asset or property, and related revenues, and that secures a renewal or extension of the original secured financing.

Default and Acceleration of Maturity

Each of the following is an event of default under a series of debt securities:

1.	Non-Payment: Colombia fails to pay any principal, premium, if any, or interest on any debt security of that series within 30 days of when the payment was due; or

2.
Breach of Other Obligations:  Colombia fails to perform any other material obligation contained in the debt securities of that series or the fiscal agency agreement and that failure continues for 45 days after any holder of the debt securities of that series gives written notice to Colombia to remedy the failure and gives a copy of that notice to the fiscal agent; or

3.
Cross Default on Direct Obligations:  Colombia fails to pay when due any public external indebtedness (other than public external indebtedness constituting guaranties by Colombia) with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues beyond any applicable grace period; or

4.
Cross Default on Guaranties:  Colombia fails to pay when due any public external indebtedness constituting guaranties by Colombia with an aggregate principal amount greater than $20,000,000 or the equivalent, and that failure continues until the earlier of (a) the expiration of the applicable grace period or 30 days, whichever is longer, or (b) the acceleration of the public external indebtedness by any holder; or

5.	Denial of Obligations: Colombia denies its obligations under the debt securities of that series; or

6.	Moratorium: Colombia declares a general suspension of payments or a moratorium on the payment of debt which does not expressly exclude the debt securities of that series; or

7.	IMF Membership: Colombia ceases to be a member of the IMF or ceases to be eligible to use the general resources of the IMF.

If any of the events of default described in paragraphs 1, 2, 5 or 6 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of the affected series may declare all the debt securities of that series to be due and payable immediately. If any of the events of default described in paragraphs 3, 4 or 7 above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of any series may declare all the debt securities of that series to be due and payable immediately. In the case of an event of default described in paragraphs 1 or 6 above, each holder of debt securities of any affected series may declare the principal amount of the debt securities it holds to be due and payable immediately. The declarations referred to above shall be made by giving written notice to Colombia and the fiscal agent.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the relevant debt securities will become immediately due and payable on the date Colombia receives written notice of the declaration, unless Colombia has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the relevant debt securities may rescind a declaration of acceleration if Colombia remedies the event or events of default giving rise to the declaration after the declaration is made. In order to rescind a declaration of acceleration in these circumstances, holders must follow the amendment procedures described below.

Meetings and Amendments

Colombia may call a meeting of the holders of debt securities of any series at any time. Colombia will determine the time and place of the meeting.

Colombia will give the holders not less than 30 or more than 60 days’ prior notice of each meeting. The notice of each will state:

•	the time and the place of the meeting;

•	in general terms, the action proposed to be taken at the meeting; and

•	the record date for determining the holders entitled to vote at the meeting.

If an event of default relating to the debt securities of a series has occurred and is continuing, the holders of at least ten percent in aggregate principal amount of outstanding debt securities of that series may request that the fiscal agent call a meeting of the holders. This request must be in writing and set forth in reasonable detail the action proposed to be taken at the meeting.

To be entitled to vote at any meeting, a person must be:

•	a holder of outstanding debt securities of the relevant series; or

•	a person duly appointed in writing as a proxy for a holder.

The persons entitled to vote more than 50% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum. The fiscal agent may make any reasonable and customary regulations governing the conduct of any meeting.

Colombia and the fiscal agent may modify, amend or supplement the terms of debt securities of any series and the fiscal agency agreement as it relates to those securities, or the holders may take any action provided by the fiscal agency agreement or the terms of their debt securities, with:

•	the approval of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of that series that are represented at a meeting of holders; or

•	the written consent of the holders of not less than 66 2/3% in aggregate outstanding principal amount of the debt securities of the relevant series.

However, each holder of a debt security of a particular series must consent to any amendment, modification or change that would:

•	change the due date for the payment of principal, any premium or any interest on the debt securities;

•	reduce the principal amount of the debt securities;

•	reduce the portion of the principal amount of the debt securities that is payable upon acceleration of the maturity date;

•	reduce the interest rate on the debt securities or any premium payable upon redemption of the debt securities;

•	change the currency or place of payment of principal of or any premium or interest on the debt securities;

•	shorten the period during which Colombia is not permitted to redeem the debt securities or permit Colombia to redeem the debt securities if, prior to this action, Colombia was not permitted to do so;

•
reduce the percentage of principal amount of the holders of the debt securities whose vote or consent is needed to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities or to take any other action; or

•	change Colombia’s obligation to pay additional amounts.

Colombia and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of that series for the purpose of:

•	adding to Colombia’s covenants for the benefit of the holders;

•	surrendering any of Colombia’s rights or powers;

•	providing collateral for the debt securities;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the fiscal agency agreement or the debt securities; or

•
changing the terms and conditions of the fiscal agency agreement or the debt securities in any manner which Colombia and the fiscal agent may determine and which will not materially adversely affect the interests of the holders of the debt securities.

Notices

Notices to the holders of debt securities will be mailed to the addresses of such holders as they appear in the register maintained by the fiscal agent. If the debt securities are issued in bearer form, the relevant prospectus supplement will describe the manner in which notices will be given to the holders.

Warrants

If Colombia issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Colombia will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Colombia may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement to be entered into between Colombia and a bank or trust company, as warrant agent. The prospectus supplement relating to the particular series of warrants will set forth:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures for, and conditions to, the exercise of the warrants;

•	the date or dates on which the right to exercise the warrants shall commence and expire;

•	whether and under what conditions Colombia may terminate or cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with such warrants will trade separately;

•	the form of the warrants (global or certificated and registered or bearer), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special U.S. federal income tax considerations; and

•	any other terms of such warrants.

Global Securities

DTC, Euroclear and Clearstream Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Colombia nor the fiscal agent will be responsible for DTC’s, Euroclear’s or Clearstream Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Colombia nor the fiscal agent will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Colombia may issue the debt securities or warrants in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities.

When Colombia issues global securities, it will deposit the applicable security with a clearing system. The global security will be either registered in the name of, or held in bearer form by, the clearing system or its nominee or common depositary. Unless a global security is exchanged for physical securities, as discussed below under “— Certificated Securities,” it may not be transferred, except as a whole among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear and Clearstream Banking, société anonyme, known as Clearstream Luxembourg in Europe.

Clearing systems process the clearance and settlement of global notes for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold global securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase global securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase global securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Colombia and the fiscal agent run only to the registered owner or bearer of the global security, which will be the clearing system or its nominee or common depositary. For example, once Colombia and the fiscal agent make a payment to the registered holder or bearer of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Colombia to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of the global security is entitled to take, then the clearing system would authorize the participant through which you hold your global securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Colombia or the fiscal agent.

As an owner of securities represented by a global security, you will also be subject to the following restrictions:

•
you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form;

•
you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective; and

•	clearing systems require that global securities be purchased and sold within their systems using same-day funds, for example by wire transfer.

Cross-Market Transfer, Clearance and Settlement

The following description reflects Colombia’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream Luxembourg relating to cross-market trades in global securities. These systems could change their rules and procedures at any time, and Colombia takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When global securities are to be transferred from a DTC seller to a Euroclear or Clearstream Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream Luxembourg, acting for the account of a purchaser of global securities, will need to make funds available to Euroclear or Clearstream Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When global securities are to be transferred from a Euroclear or Clearstream Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream Luxembourg will then instruct its New York depositary to credit the global securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Colombia will only issue securities in certificated form in exchange for global security if:

•
in the case of a global security deposited with or on behalf of a depositary, the depositary is unwilling or unable to continue as depositary or is ineligible to act as depositary, and Colombia does not appoint a successor depositary within 90 days after the depositary notifies Colombia or Colombia becomes aware of this situation; or

•	Colombia elects not to have the securities of a series represented by a global security or securities.

In either of these cases, unless otherwise provided in the prospectus supplement for an offering, Colombia and the fiscal agent will issue certificated securities:

•	registered in the name of each holder;

•	without interest coupons; and

•	in the same authorized denominations as the global securities.

The certificated securities will initially be registered in the names and denominations requested by the depositary. You may transfer or exchange registered certificated securities by presenting them at the corporate trust office of the fiscal agent. When you surrender a registered certificated security for transfer or exchange, the fiscal agent will authenticate and deliver to you or the transferee a security or securities of the appropriate form and denomination and of the same aggregate principal amount as the security you are surrendering. You will not be charged a fee for the registration of transfers or exchanges of certificated securities. However, you may be charged for any stamp, tax or other governmental charge associated with the transfer, exchange or registration. Colombia, the fiscal agent and any other agent of Colombia may treat the person in whose name any certificated security is registered as the legal owner of such security for all purposes.

If any registered certificated security becomes mutilated, destroyed, stolen or lost, you can have it replaced by delivering the security or the evidence of its loss, theft or destruction to the fiscal agent. Colombia and the fiscal agent may require you to sign an indemnity under which you agree to pay Colombia, the fiscal agent and any other agent for any losses they may suffer relating to the security that was mutilated, destroyed, stolen or lost. Colombia and the fiscal agent may also require you to present other documents or proof.

After you deliver these documents, if neither Colombia nor the fiscal agent have notice that a bona fide purchaser has acquired the security you are exchanging, Colombia will execute, and the fiscal agent will authenticate and deliver to you, a substitute security with the same terms as the security you are exchanging. You will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, destroyed, stolen or lost security.

If a security presented for replacement has become payable, Colombia in its discretion may pay the amounts due on the security in lieu of issuing a new security.

Governing Law

The fiscal agency agreement and the securities will be governed by and interpreted in accordance with the laws of the State of New York. However, the laws of Colombia will govern all matters relating to authorization and execution by Colombia.

Jurisdiction; Enforceability of Judgments

Colombia is a foreign sovereign. It may, therefore, be difficult for investors to obtain or enforce judgments against Colombia.

Colombia will appoint the Consul General of Colombia in The City of New York and his successors from time to time as its process agent for any action brought by a holder based on the debt securities or warrants instituted in any state or federal court in the Borough of Manhattan, The City of New York.

Colombia will irrevocably submit to the exclusive jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York and the courts of Colombia that sit in Bogotá D.C. in respect of any action brought by a holder based on the securities. Colombia will also irrevocably waive any objection to the venue of any of these courts in an action of that type. Holders of the securities may, however, be precluded from initiating actions based on the securities in courts other than those mentioned above.

Colombia will, to the fullest extent permitted by law, irrevocably waive and agree not to plead any immunity from the jurisdiction of any of the above courts in any action based upon the securities. This waiver covers Colombia’s sovereign immunity and immunity from prejudgment attachment, post-judgment attachment and execution, but does not extend to the attachment of revenues, assets and property of Colombia located in Colombia, except as provided under Article 177 of the Código Contencioso Administrativo and Article 684 of the Código de Procedimiento Civil of Colombia.

Nevertheless, Colombia reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 in actions brought against it under United States securities laws or any state securities laws. Colombia’s appointment of its process agent will not extend to these actions. Without Colombia’s waiver of immunity, you will not be able to obtain a United States judgment against Colombia unless the court determines that Colombia is not entitled under the Immunities Act to sovereign immunity in such action. In addition, execution upon property of Colombia located in the United States to enforce a judgment obtained under the Immunities Act may not be possible except in the limited circumstances specified in the Immunities Act.

Even if you are able to obtain a judgment against Colombia in the United States, you might not be able to enforce it in Colombia. Your ability to enforce foreign judgments in Colombia is dependent, among other factors, on such judgments not violating the principles of Colombian public order. In the opinion of the Head or Acting Head of the Legal Office of the General Directorate of Public Credit of the Ministry of Finance and Public Credit of Colombia, such a judgment would not violate principles of Colombian public order.

Provision in National Budget

Colombia recognizes that amounts due under the securities must be paid out of appropriations provided in the national budget. Colombia has, therefore, undertaken that it will annually take all necessary and appropriate actions to provide for the due inclusion of such amounts in the national budget and to ensure timely payment of all amounts due.

Contracts with Colombia

In accordance with Colombian law, by purchasing the securities, you will be deemed to have waived any right to petition for diplomatic claims to be asserted by your government against Colombia with respect to your rights as a holder under the fiscal agency agreement and the securities, except in the case of denial of justice.

TAXATION

The following discussion summarizes certain United States federal income and Colombian federal tax considerations that may be relevant to you if you invest in the debt securities. This summary is based on laws, regulations, rulings and decisions now in effect in the United States and on laws and regulations in effect in Colombia and may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local and other tax laws.

Colombian Taxation

Under current Colombian law, payments of principal and interest on the debt securities are not subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. In addition, gains realized on the sale or other disposition of the debt securities will not be subject to Colombian income or withholding tax, provided that the holder of the debt securities is not a Colombian resident and is not domiciled in Colombia. There are no Colombian transfer, inheritance, gift or succession taxes applicable to the debt securities.

United States Federal Taxation

In general, a United States person who holds debt securities or owns a beneficial interest in debt securities will be subject to United States federal taxation. You are a United States person for United States federal income tax purposes if you are:

•	a citizen or resident of the United States or its territories, possessions or other areas subject to its jurisdiction,

•	a corporation, partnership or other entity organized under the laws of the United States or any political subdivision,

•	an estate, the income of which is subject to United States federal income taxation regardless of its source, or

•
a trust if (1) a United States court is able to exercise primary supervision over the trust’s administration and (2) one or more United States persons have the authority to control all of the trust’s substantial decisions.

If you are a United States person, the interest you receive on the debt securities will generally be subject to United States taxation and will be considered ordinary interest income.

Under current United States federal income tax law, if you are not a United States person, the interest payments that you receive on debt securities generally will be exempt from United States federal income taxes, including withholding tax. However, to receive this exemption you may be required to satisfy certain certification requirements (described below) of the United States Internal Revenue Service to establish that you are not a United States person.

Even if you are not a United States person, you may still be subject to United States federal income taxes on any interest payments you receive if:

•	you are an insurance company carrying on a United States insurance business, within the meaning of the United States Internal Revenue Code of 1986, or

•
you have an office or other fixed place of business in the United States that receives the interest and either (1) you earn the interest in the course of operating a banking, financing or similar business in the United States or (2) you are a corporation the principal business of which is trading in stock or securities for your own account, and you otherwise are engaged in a United States trade or business.

If you are not a United States person, any gain you realize on a sale or exchange of debt securities generally will be exempt from United States federal income tax, including withholding tax, unless:

•	your gain is effectively connected with your conduct of a trade or business in the United States or

•
you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (1) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (2) you have a tax home in the United States.

The fiscal agent must file information returns with the United States Internal Revenue Service in connection with payments on debt securities made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on these payments if you provide your taxpayer identification number to the fiscal agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certification procedures to establish that you are not a United States person.

A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to United States federal estate tax.

PLAN OF DISTRIBUTION

Colombia may sell the debt securities and warrants in any of the following ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities;

•	the net proceeds to Colombia from the sale;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

If underwriters are used in the sale of any securities, the underwriters will purchase the securities for their own accounts and may resell them from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price; or

•	at varying prices to be determined at the time of sale.

Colombia may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discount or commission received by them from Colombia and any profit realized on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. The related prospectus supplements will identify any of these underwriters or agents and will describe any compensation received from Colombia.

Colombia may also sell the securities directly to the public or through agents designated by Colombia from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Colombia may pay to these agents. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a best efforts basis for the period of its appointment.

        Colombia may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Colombia under delayed delivery contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price and will take delivery of these securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Colombia may offer the securities of any series to present holders of other Colombian securities as consideration for the purchase or exchange by Colombia of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

Colombia may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Colombia in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, Colombia will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Colombia cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Colombia offers or sells securities outside the United States, each underwriter or dealer involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each of these underwriters or dealers will agree:

•	that it has not offered or sold, and will not offer or sell, any of these securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter or dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

OFFICIAL STATEMENTS

Information included in this prospectus which is identified as being derived from a publication of, or supplied by, Colombia or one of its agencies or instrumentalities is included on the authority of that publication as a public official document of Colombia. All other information in this prospectus and the registration statement (of which this prospectus is a part) is included as a public official statement made on the authority of Juan Manuel Santos, Minister of Finance and Public Credit of Colombia.

VALIDITY OF THE SECURITIES

The validity of the securities of each series will be passed upon for Colombia by the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit, and by Cleary, Gottlieb, Steen & Hamilton, One Liberty Plaza, New York, New York 10006, United States counsel to Colombia. The validity of the securities of each series will be passed upon on behalf of any agents or underwriters by counsel named in the applicable prospectus supplement.

As to all matters of Colombian law, Cleary, Gottlieb, Steen & Hamilton will assume the correctness of the opinion of the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit. As to all matters of United States law, the Head or Acting Head of the Legal Affairs Group of the General Directorate of Public Credit will assume the correctness of the opinion of Cleary, Gottlieb, Steen & Hamilton.

AUTHORIZED REPRESENTATIVE

The authorized representative of Colombia in the United States of America is Mauricio Suarez Copete, Consul General of the Republic of Colombia in The City of New York, whose address is 10 East 46th Street, New York, New York 10017, or such person as is designated in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

Colombia has filed a registration statement with the SEC relating to the debt securities and warrants. This prospectus does not contain all of the information described in the registration statement. For further information, you should refer to the registration statement.

Colombia is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Colombia commenced filing annual reports of Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 1996. These reports include certain financial, statistical and other information concerning

Colombia. Colombia may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of these documents by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows Colombia to incorporate by reference some information that Colombia files with the SEC. Incorporated documents are considered part of this prospectus. Colombia can disclose important information to you by referring you to those documents. The following documents, which Colombia has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus and any accompanying prospectus supplement:

•	Colombia’s annual report on Form 18-K for the year ended December 31, 1999 filed with the SEC on September 22, 2000;

•	The amendment on Form 18-K/A to the 1999 annual report filed on June 14, 2001;

•	Any amendment on Form 18-K/A to the 1999 annual report filed after the date of this prospectus and prior to the termination of the offering of the securities; and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the securities.

Later information that Colombia files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

Dirección General de Crédito Público
Ministerio de Hacienda y Crédito Público
Carrera 7a, No. 6-45, Piso 8
Bogotá, D.C.
Colombia
Telephone:	57-1-350-6565
Facsimile:	57-1-350-6206

REPUBLIC OF COLOMBIA

Ministerio de Hacienda y Crédito Público
Dirección General de Crédito Público
Carrera 7a, No. 6-45, Piso 8
Bogotá D.C., Colombia

FISCAL AGENT, REGISTRAR, PAYING AND TRANSFER AGENT

JPMorgan Chase Bank
Institutional Trust Services
4 New York Plaza
New York, New York 10004

PAYING AGENTS AND TRANSFER AGENTS

JPMorgan Chase Bank Trinity Tower 9, Thomas More Street London E1 9YT, England	J.P. Morgan Bank Luxembourg S.A. 5 rue Plaetis L-2338 Luxembourg

LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS TO THE REPUBLIC

As to United States Law	As to Colombian Law

Cleary, Gottlieb, Steen & Hamilton One Liberty Plaza New York, New York 10006	Legal Affairs Group Ministerio de Hacienda y Crédito Público Dirección General de Crédito Público Carrera 7a, No. 6-45, Piso 8 Bogotá D.C., Colombia

LEGAL ADVISORS TO THE UNDERWRITERS

As to United States Law	As to Colombian Law

Sullivan & Cromwell 125 Broad Street New York, New York 10004	Brigard & Urrutia Calle 70 No. 4-60 Bogotá D.C., Colombia

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement and the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus is an offer to sell only the bonds offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

About this Prospectus	2
Forward-Looking Statements	2
Use of Proceeds	2
Description of the Securities	3
Taxation	11
Plan of Distribution	13
Official Statements	14
Validity of the Securities	14
Authorized Representative	14
Where You Can Find More Information	14

$500,000,000

Republic of Colombia

10.75% Global Bonds due 2013

Prospectus Supplement

Deutsche Bank Securities

Goldman, Sachs & Co.